Sede legale: Piazza degli Affari, 2 - 20123 Milano

October 19, 2006

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A. Form 20-F for Fiscal Year ended December 31, 2005 Filed May 19, 2006 File No. 1-13882

Dear Mr. Spirgel:

     Thank you very much for your letter dated September 26, 2006, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2005, (the “2005 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

     Our responses to the Staff’s comments on the 2005 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

*******

Form 20-F for Fiscal Year Ended December 31, 2005

Item 3.3 Selected Financial Data and Statistical Information, page 13

1.	In future filings, please provide reconciliations of your IFRS financial data to that of US GAAP in this section pursuant to Instruction 2 to Item 3A of Form 20-F.

Response:

We have included comparable US GAAP information to the selected financial data under IFRS in the 2005 Form 20-F (we have shown US GAAP data for five years). See pages 16 to 17 of the 2005 Form 20-F. We believe that this meets the requirements of Instruction 2 to Item 3A of Form 20-F. Please let us know if you believe additional information is required.

Item 15. Controls and Procedures, page 229

2.	We note your disclosure that your disclosure controls and procedures were “effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities and Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.” Please confirm for us that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

Response:

Following a discussion with Melissa Hauber we understand that we may state that our disclosure controls and procedures are effective at the reasonable assurance level. To address the Staff’s concerns we would propose to amend, in our future filings, the last sentence of the first paragraph of Item 15 to read as follows:

     “Based on this evaluation the Company’s Chief Executive Officers and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) are effective at the reasonable assurance level.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004 and 2005, page F-8

3.	Tell us why you presented your statement of cash flows starting with “net income from continuing operations” instead of “net income.”

Response:

In accordance with paragraph 33(c) of “IFRS 5 – Non Current Assets Held for Sale and Discontinued Operations”, the net cash flows attributable to operating, investing and financing activities of discontinued operations assets held for sale should be disclosed separately either in the notes or on the face of the statement of cash flows.

Telecom Italia chose to present separately in one line of the cash flow statement the total amount of cash flows generated by (used in) discontinued operations / assets held for sale and to disclose in the notes the breakdown of such amount into operating, investing and financing activities. This line on the cash flow statement is referenced to Note 16 to the consolidated financial statements of the 2005 Form 20-F which provides the detailed information on operating, investing and financing activities as required by IFRS 5.33(c) .

We believe that this presentation fulfils the stated objectives of “IAS 7 – Cash Flow Statements” “to require the provision of information about the historical changes in cash and cash equivalents of an entity by means of a cash flow statement which classifies cash flows during the period from operating, investing and financing activities”.

Paragraph 6 of IAS 7 defines operating activities as “the principal revenue-producing activities of the entity and other activities that are not investing or financing activities”. We believe that, in applying the indirect method, the exclusion of the operating results of discontinued operations / assets held for sale best represents this definition of operating cash flows. Moreover, the separate identification of the net cash flows of discontinued operations in the cash flow, accompanied by comprehensive detail of operating, investing and financing activities of such in the Notes to the financial statements satisfies most appropriately the objective of the cash flow statement to provide users of the financial statements with a basis for evaluating the entity’s ability to generate cash and its needs to utilize these cash flows.

As a result, in using the indirect method for reporting the net cash flows from operating activities, Telecom Italia decided to start with net income from continuing operations.

Note 3 – Accounting Policies, page F-13

Employee Benefits, page F-21

4.	We note that you refer to the assistance of independent actuaries. While you are not required to make reference to a third party specialist, when you do you should also disclose the name of the expert and include the consents of the expert. Revise to comply with this comment in future filings.

Response:

We have elected to delete the reference to independent actuaries in our future filings as such disclosure is not required under IFRS.

Revenue Recognition, page F-22

5.	Please tell us and disclose, in future filings, your revenue recognition policy for prepaid revenue.

Response:

Below is the explanation of our revenue recognition policy for prepaid revenue; as requested, we will include such disclosure in our future filings.

Revenues related to prepaid traffic are recognized as the minutes are consumed at the contractual rate per minute. The deferred income for unconsumed minutes is recorded in the balance sheet under “Trade payables, tax payables, miscellaneous payables and other current liabilities”.

When customers recharge their prepaid cards, they pay a fixed amount as a “recharge fee”. Revenues from the recharge fees and the related costs (amounts paid to dealers, banks and other parties), up to the amount of the recharge fee, are deferred and recognized over the estimated time-period between each recharge (approximately 1 month).

Note 6 – Goodwill and Other Intangible Assets with an Indefinite Life, page F-33

6.	Clarify whether you have any intangible assets with an indefinite life. If so, disclose these assets separately from goodwill, in future filings.

Response:

Telecom Italia has no intangible assets with an indefinite life other than goodwill and, consequently, Note 6 – Goodwill and Other Intangible Assets with an Indefinite Life, relates to goodwill only.

However, should we have any intangible assets with an indefinite life other than goodwill in the future, we will classify them separately from goodwill and disclose them in a separate Note to the Financial Statements.

7.	Describe for us in more detail your impairment test for Liberty Surf and your basis for including cash flow estimates through 2012. Tell us how you complied with the guidance in paragraph 35 of IAS 36 and demonstrate how you were able to forecast cash flows for this period in light of your recent acquisition of Liberty Surf. In addition, clarify your statement that the test assumed “an appropriate proportion of results of the merged business to comply with IAS 36, paragraph 44.”

Response:

During 2005, we acquired Liberty Surf Group (“LSG”) in order to expand our presence in the broadband market in France, where, since 2003, we have conducted our broadband business through our wholly-owned subsidiary Telecom Italia France (“TI France”).

We accounted for the acquisition of LSG in accordance with IFRS 3 and we recognized €249 million in goodwill. In order to comply with the requirements of IAS 36, we allocated such goodwill to the Cash Generating Unit (“CGU”) that is comprised of the operating assets of LSG and TI France.

As disclosed in Note 6, we assessed the recoverable amount (value in use) of the CGU on the basis of the business plan prepared for the time-period 2006-2012. A seven-year time frame is the time horizon we normally use to evaluate our return on investments in the broadband markets on start up.

More specifically, we performed the impairment test using the time-period 2006-2012 as such time horizon had been used by management as the basis for our investment decision to acquire LSG. We had deemed it necessary to extend the plan through 2012 (the “2006-2012 Plan”) in view of the estimated period of return on such investment.

We consider the 2006-2012 Plan to be reliable based on the following:

■	our presence in the French market dates from 2003; since then, we have developed significant experience in the French market and particularly in the French broadband sector, allowing us to develop reliable forecasts;

■	our forecasts in the other European broadband markets where we are present and in direct competition with the incumbent provider (especially in Germany) have proven reliable; and

■	we have consistently developed our business plans for new businesses on a 5 to 7 year time frame, and variances between actual results and our forecasts have typically not been significant.

In order to estimate the value in use of the CGU, we did not consider the benefits of the new investments as provided by paragraph 44 of IAS 36. As mentioned above, the LSG business plan foresees significant investments to extend network coverage, and the projected results are based on expected increases in customer base. Consequently, in estimating the recoverable amount of the CGU as of December 31, 2005, we excluded from the 2006-2012 Plan the portion of the forecast results expected to be achieved as a result of those investments. We calculated the ratio of customers existing at December 31, 2005, (990,200) over the expected number of customers at December 31, 2012, (approximately 3,500,000), and by applying such ratio (approximately 30%) to the forecasted cash-flows and to the terminal value, we excluded approximately 70% of the planned results and cash-flows. We believe this approach is consistent with the requirements of paragraph 44 of IAS 36.

Note 9 - Other Non-Current Assets, page F-41

Equity Investments in Associates Accounted for Using the Equity Method, page F-43

8.	We note your disclosure here and at page F-90 that your governance rights in Solpart and Brasil Telecom Participacoes were temporarily suspended in August 2002 and were reinstated during the first half of 2005. Describe these transactions for us in more detail and clarify your accounting treatment at each of these dates. Clarify whether you contributed additional consideration when your rights were reinstated in 2005.

Response:

Telecom Italia International (“TII”) is a shareholder in Solpart Participações S.A. (“Solpart”), a Brazilian company that acquired indirect control of the fixed line operator Brasil Telecom S.A. (“Brasil Telecom”) during the privatization of the Brazilian telecommunications system. In August 2002, TII held 37.29% of the common shares and 38% of the preferred shares of Solpart. The other shareholders at that time were Techold Participações S.A. (“Techold”) and Timepart Participações S.A. (“Timepart”), which held 12.67% and 50.04% of common shares, and 62% and 0% of preferred shares, respectively.

In August 2002, TII, Techold and Timepart (and certain other “intervening parties”) agreed as follows:

a.	TII sold to Techold and Timepart, respectively, 64,511 and 121,847 voting shares of Solpart, thus reducing its interest in the voting capital of Solpart to less than 20%. Techold and Timepart paid as a consideration for the purchase of such ordinary shares U.S.$47,000 (€48,000), which resulted in a recognized gain of €11,000 for the Telecom Italia Group;

b.	Techold and Timepart granted TII an unconditional call option (and TII granted Techold and Timepart a corresponding subsequent put option) on the shares under (a), above, to be exercised upon the acknowledgment by the regulatory Authority (Anatel – Agencia Nacional de Telecomunicaçoes) of the satisfaction of Brasil Telecom’s universal service objectives (as explained at page 86 of the 2005 Form 20-F), or January 1, 2004, whichever would have occurred first (the “Triggering Event”), for a total consideration of U.S.$47,000; neither the call nor the put were required to be executed;

c.	TII agreed to suspend, until the occurrence of the Triggering Event, the enforceability of certain provisions of the Solpart shareholders’ agreement. The suspended rights included (i) the right of TII to nominate and have elected board members in the Boards of Directors of Solpart and its controlled companies, and (ii) the right of TII to nominate and cause appointment of certain key managers in Solpart and its controlled companies.

The suspension of these rights and the reduction to less then 20% of the voting capital of Solpart, allowed TII to overcome a regulatory problem that impeded its affiliates with licenses for mobile telephony in Brazil to launch their commercial operations.

As a result of the suspension of the right to appoint board members, Telecom Italia no longer exerted significant influence over Solpart or Brasil Telecom. Consequently, Telecom Italia ceased to account for the investment under the equity method.

Although this loss of influence was temporary, given regulatory pressures the loss of significant influence during the 3 year period was substantive.

On adoption of IFRS, Telecom Italia reviewed the appropriate guidance to account for the investment in Solpart. The treatment under Italian GAAP was maintained because, in accordance with paragraph 18 of “IAS 28 – Investments in Associates”, Telecom Italia

had discontinued the use of the equity method at the date that it ceased to have significant influence over Solpart. The carrying amount of such investment at that date was regarded as its cost on initial measurement as a financial asset in accordance with “IAS 39 –Financial Instruments: Recognition and Measurement.” Paragraph 46 of IAS 39 requires that after initial recognition, financial assets be measured at fair values, except in the case of equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured which should be measured at cost. As a result of the lack of liquidity of the investment in Solpart, management believed cost to be the most appropriate basis of accounting.

The Triggering Event occurred on January 1, 2004 and TII exercised its call option (see (b), above). However, Techold and Timepart challenged the right of TII to enforce the agreement and refused to sell back the shares. On April 28, 2005, TII, Techold and Timepart settled their disputes resulting in:

  TII acquiring from Techold and Timepart, 64,511 and 121,847 ordinary shares, respectively, (19% of voting rights) in Solpart’s share capital for a total consideration of U.S.$47,000;

  TII’s nominees were appointed to the Boards of Directors of Solpart and Brasil Telecom.

Consequently, the consideration paid by Telecom Italia (U.S.$47,000) was included in the carrying value of the investment in Solpart and the equity method was used to account for that investment in 2005.

9.	Please describe for us the nature of your investment in AVEA and the impact of the investment on your financial statements. Specifically, address the following items:

Clarify your statement at page F-43 that “the carrying value of the equity investment in AVEA I.H.A.S. was zero because the contribution of the IS TIM investment to AVEA I.H.A.S. took place at the pre-existing carrying value of the investment which in prior years had been written off.” Explain the transaction involving the contribution of the IS TIM investment to AVEA I.H.A.S. and tell us why you recorded your investment at carrying value.

We note your disclosure at page F-35 regarding your goodwill impairment test. Tell us what you mean by your statement that, for AVEA I.H.A.S., you used the amount at which the equity investment could be sold under the agreements reached with Saudi Oger. Clarify for us whether you have any goodwill associated with this investment.

Describe for us the nature of the reserves relating to sureties provided to a group of banks which has financed AVEA I.H.A.S. Tell us how these reserves arose and your basis for their reversal in 2005.

Response:

  As disclosed on page 68 of Telecom Italia’s Form 20-F for 2004, on February 19, 2004, IS-TIM (49% indirectly owned by Telecom Italia) merged with Aycell, a subsidiary of Turk Telekom, to form AVEA I.H.A.S. (“AVEA”), a joint venture organized to provide mobile telephone service in Turkey. As a result of the merger Telecom Italia owned an indirect equity interest of 40%, Turk Telekom owned 40% and IS Bank Group owned 20%.

  Telecom Italia’s investment in IS-TIM had been fully written off in 2002, and itdid not change as a result of the merger.

  In accounting for the exchange of our equity in IS-TIM for the equity investmentin AVEA at December 31, 2004, in accordance with IFRS, we followed theguidance in “SIC-13 - Jointly Controlled Entities — Non-Monetary Contributionsby Venturers” (“SIC-13”). In particular, we believe that exception (a) of paragraph 5 of SIC-13 applies to the contribution of IS-TIM’s net assets toAVEA, because we participated in the joint control of AVEA, retaining“continuing managerial involvement” in the net assets transferred. The impact of such continuing involvement is discussed in paragraph 9 (Basis for Conclusions) of SIC-13. Consequently, we recorded our investment in AVEA at the carrying value of the investment in IS-TIM at the time of the contribution (i.e. zero).

  Since the carrying value of the investment was zero, we applied the guidance setforth in “IAS 28 Investments in Associates”, paragraph 30, thus, net loss reportedin 2004 by AVEA was not reflected in our statement of operations.

  During 2005, we and Turk Telekom increased our investment by contributing additional capital to AVEA in the amount of €122 million (U.S.$150 million). Consequently, as disclosed in the 2005 Form 20-F on page F-44, “During 2005, the share of the losses of the AVEA I.H.A.S. amounted to €152 million, and €122million of that amount was recorded in the statement of operations up to the carrying amount of the associate ....”. Thus, at December 31, 2005, the carrying value of the investment was zero.

  For purposes of addressing your comment concerning our goodwill impairment test, we refer also to our response to comment 17, which describes the IFRS accounting treatment of our acquisition of the non-controlling interests in Telecom Italia Mobile (“TIM”), and the recognition of goodwill in the amount of €16,654 million. At the time of the acquisition of the minority interest in TIM, the investment in AVEA was owned by TIM.
  Paragraph 80 of “IAS 36 Impairment of Assets” requires that

  “For the purpose ofimpairment testing, goodwill acquired in a business combination shall, from theacquisition date, be allocated to each of the acquirer’s cash generating units

  [...]”: we consequently allocated part of the above-mentioned goodwill to AVEA on the basis of its relative fair value (i.e. the fair value of AVEA as compared to the fair value of the mobile business). Based on our calculations, we allocated approximately €217 million of goodwill to AVEA for the purpose of our goodwill impairment testing, and we measured the recoverable amount of the cash generating unit on the basis of its fair value, which we determined to be U.S. $500 million, being the amount at which the investment could be sold. Also, that was the sale price agreed in September 2006 with Saudi Oger.

  The reserves accrued in 2002 were related to debt guarantees and initially established based on an IAS 37 analysis of the guarantees by Telecom Italia Group of certain borrowings of AVEA (as outlined in Appendix C, Example 9 – A single guarantee of IAS 37). These guarantees remained outstanding in 2003 and 2004 and our evaluation at that time led us to conclude that the provisions should be maintained based on continuing negative margins and uncertainties.

  In 2005, as disclosed in the 2005 Form 20-F on pages F-72 and F-98, we released €423 million of the reserve for guarantees “since the risk had ceased with the cancellation of the same guarantees” by the lenders.

Note 10 – Deferred Tax Assets and Reserve for Deferred Taxes, page F-46

10.	We note your disclosure that no deferred taxes have been calculated on certain tax losses since their recoverability is not considered probable. Explain for us in more detail how you determined that these losses were not recoverable and your basis for not recording them under both IFRS and US GAAP.

Response:

IAS 12 requires a deferred tax asset to be recognized only to the extent that it is probable that profits will be available to offset the deductible temporary differences. The burden of proof of the availability of taxable profits is high. IAS 12 notes that if an entity has a history of recent losses then this is strong evidence that future taxable profits may not be available, in which case the asset should not be recognized, unless there are sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available.

SFAS 109 requires deferred tax assets to be recorded if they are probable of realization in the future. Subsequent to the initial recording a valuation allowance would be established if it is more likely than not the amount would not be realized. Evidence about future taxable profits and the reversal of existing taxable temporary differences are taken into account when judging whether a valuation provision is necessary.

Our analysis of the recoverability was carried out based on the facts and circumstances at each subsidiary within Telecom Italia Group. As of December 31, 2005, the total available tax loss carry forwards amount to €7,304 million and can be summarized as follows:

	Italian	Foreign
Amounts in millions of €	companies	subsidiaries	Total

Entities included in tax consolidation	418	-	418
Entities with cumulative losses	166	5,153	5,319

Total losses - recovery not considered
probable, therefore not recorded	584	5,153	5,737
Tax losses - recovery considered probable	1,567	-	1,567

Total available tax loss carry forwards	2,151	5,153	7,304

The basis of our evaluation and conclusions for each of the above categories can be summarized as follows:

a)	Entities included in tax consolidation – In 2004, the Italian tax law was amended to introduce the concept of consolidated tax return reporting.

Telecom Italia elected to include in tax consolidation a number of entities which were expected to record tax losses in future years. Telecom Italia and other entities benefit from the consolidated tax return reporting because they are able to realize benefit for the current losses incurred starting from the application of consolidated tax return reporting, while prior period tax losses must be excluded from consolidated tax return reporting and can only be realized against the profits generated by the individual reporting entity. There is significant uncertainty about the realization of prior period tax losses, therefore, no deferred tax asset has been recorded under IFRS. Under US GAAP no deferred tax asset was recognized on initial measurement or a full valuation allowance has been recorded, as appropriate.

b)	Entities with cumulative losses - Italian companies – For those entities excluded from our consolidated tax return in Italy, we have performed an analysis of the following:

	■	reviewed the availability of taxable temporary differences which would permit realization of the losses;

	■	reviewed current year operating results and forecasts to evaluate the availability of profits;

	■	obtained details of tax planning strategies.

Based on the evidence obtained, tax assets arising from tax losses have not been recorded under IFRS to the extent that we were unable to conclude that it was more likely than not that the amounts of tax assets would be realized. Under US GAAP, based on the same analysis, we concluded that certain amounts should not be recorded as deferred tax assets initially or a valuation allowance was established on the asset if, following the initial recording of the asset, realization was not more likely than not.

c)	Entities with cumulative losses - Foreign subsidiaries – For such entities we performed the same analysis as in b) above. Our analysis can be summarized as follows:

	■	European finance companies – our finance and holding companies operating in the Netherlands and Luxembourg have approximately €2,000 million in available tax loss carry forwards which, given current facts and circumstances, including the local tax legislation, are not considered more likely than not to be realized;

	■	start up companies in Europe – our broadband operating entities in Europe have approximately €530 million of available tax loss carry forwards. Although, we forecast break even results in the near future, we do not consider this sufficient evidence to support a conclusion that realizability of the related deferred tax asset is more likely than not;

	■	Latin American operations – Available tax loss carry forwards in Brazil and Latin America amount to approximately €1,900 million. Operations are largely in start up and current forecasts and tax planning strategies for the underlying entities do not support a conclusion that realizability of the related deferred tax asset is more likely than not;

	■	other amounts relate to entities which are in liquidation or in other similar proceedings. As in the paragraph above, our analysis in this case does not support the recording of a deferred tax asset under IFRS or US GAAP.

Note 17 – Shareholders’ Equity, page F-57

11.	In future filings, disclose the number of authorized shares and describe the rights, preferences and restrictions for each class of stock.

Response:

We will disclose the number of authorized shares and describe the rights, preferences and restrictions for each class of stock in future filings, as requested by the comment above.

Note 18 – Financial Liabilities (Current and Non-Current), page F-60

Financial Covenants / Other covenants / Other features of Convertible Notes and
Bonds, page F-67

12.	We note that you have guaranteed certain registered debt of Telecom Italia Capital S.A. Tell us how you have considered the requirements of Rule 3-10 of Regulation S-X with respect to these securities.

Response:

As disclosed in Note 41 – List of Companies in the Telecom Italia Group at page F-139, Telecom Italia Capital S.A. is a wholly owned subsidiary of Telecom Italia. Telecom Italia has provided full and unconditional guarantees of debt securities issued by Telecom Italia Capital S.A. Moreover, there are no significant restrictions on the ability of the parent company guarantor to obtain funds from Telecom Italia Capital S.A: substantially all the debt issuance proceeds have been transferred to Telecom Italia. Therefore, we believe we are exempt from providing separate financial statements under Rule 3-10.

We will expand our disclosure in future filings to state clearly that Telecom Italia Capital S.A. issued the debt, that such subsidiary is wholly owned by Telecom Italia and that Telecom Italia has provided full and unconditional guarantees of Telecom Italia Capital S.A.’s debt.

Note 19 – Employee Severance Indemnities and Other Employee-Related Reserves, page F-70

13.	It appears that you have not provided certain disclosures required by paragraph 120A of IAS 19. Please disclose this information in future filings, or tell us why you believe such disclosure is not required.

Response:

As reported in Note 19 – Employee Severance Indemnities and Other Employee Related Reserves, such caption includes the Reserve for Employee Severance Indemnities and the

Reserve for Termination Incentives.

The liability for employee severance indemnities only relates to Telecom Italia Group employees in Italy. In accordance with Italian laws and regulations, an employee benefit is accrued for service to date and is payable immediately when the employee leaves the company. The termination indemnity due on cessation of employment is calculated in accordance with Italian, civil and labor laws based on each employee’s length of service, employment category and remuneration. The liability for severance indemnities is adjusted annually by a cost-of-living index provided by the Italian Government and by interest accrued. There is no vesting period or funding requirement associated with such liability.

The Reserve for Employee Severance Indemnities reported in the financial statements as of December 31, 2005, (which equals approximately 82.6% of the total amount of the caption disclosed in Note 19) under IFRS was treated as a defined benefit plan. All the plan information required by IAS 19, paragraph 120A was disclosed. There is no footnote information relating to plan assets, since the plan is unfunded. Similarly, we did not provide other disclosures required by paragraph 120A of IAS 19 as these were not applicable.

The Reserve for Termination Incentives (which as of December 31, 2005, equals to approximately 15.1% of the total amount of the caption disclosed in Note 19) represents the amount accrued both for agreements regarding mobility agreed in December 2005 with the Labour Unions, and the plan for the voluntary termination of managers.

In future filings, however, we will expand the content of applicable information in order to improve the clarity and completeness of our disclosure.

Note 23 – Financial Instruments, page F-74

Derivatives, Page F-75

14.	We note that you use the Volatility Risk Reduction Test to test the effectiveness of your fair value and cash flow hedge instruments. Tell us why you believe that this method is appropriate to measure effectiveness under SFAS 133 for US GAAP and IAS 39 for IFRS.

Response:

Both SFAS 133 and IAS 39 require that the techniques used to evaluate fair values and hedge effectiveness should incorporate assumptions that market participants would use in their estimates of values, future cash flows, and assumptions about interest rates, default, prepayment, and volatility factors. Neither accounting bodies have been prescriptive with regard to fair value and effectiveness measures, allowing companies to choose to implement one of a number of mathematical and statistical models.

The Volatility Risk Reduction Method (“VRR Method”, also known as the variability-reduction method) is similar to the regression method of analysis and is a more statistically-literate version of the dollar-offset method.

The dollar-offset method is well established with the articulated 80/125 standard for effectiveness. However, the VRR Method and the regression method both measure effectiveness in terms of risk reduction. As a result, when the derivative is very similar to the hedged item, it appears likely that the differences between these two methods will be small.

The VRR Method and the regression method are closely related. The VRR Method compares the variability of the fair value or cash flow of the hedged (combined) position to the variability of the fair value or cash flow of the hedged item alone. This method places greater weight on larger deviations than on smaller ones by using the squared changes in value to measure ineffectiveness.

In summary, the Volatility Risk Reduction Method was chosen for the following reasons:

  the VRR Method is particularly appropriate for hedges with more than one source of ineffectiveness. Telecom Italia’s derivative instruments may be affected by some sources of ineffectiveness, in particular Cross Currency Swaps;
  pure mathematical methods (such as the dollar-offsets method) might produce fail results even for highly effective hedges, when the changes associated with relevant variables are very small and not significant from a business perspective;
  the VRR Method is consistent with the economic view of hedge effectiveness. In fact, from an economic perspective, hedge effectiveness is generally measured in terms of the amount of risk reduction achieved through the hedging relationship.
  This typically involves comparing the risk associated with the underlying hedgeditem against the risk of the portfolio formed by the combination of the underlyingand the hedging instrument;
  the VRR Method can be expressed as a monetary amount that directly reflects the risk to a corporation’s earnings performance. When expressed in dollar terms, standard deviation reflects actual business risk and is familiar to senior management;
  the VRR Method is consistent with Value-at-Risk (“VaR”), a widely used measure in risk management, because both VRR and VaR use the standard deviation in their respective calculations;
  generally, if the derivative and the hedged item are not very similar, the regression method may be more accurate than the VRR Method in assessing effectiveness.
  However, we believe that due to the similarities of our derivatives and the hedgeditems, the VRR Method provides an appropriate measure of fair value and hedge effectiveness.

Neither SFAS 133 nor IAS 39 recommend a single method for assessing retrospective and prospective hedge effectiveness. The standards require an entity to document the method for assessing hedge effectiveness at inception of the hedging relationship and to apply the same method consistently over the life of the hedging relationship. Telecom Italia has used this method to document and test effectiveness of all hedges since inception.

Note 38 – Earnings Per Share, page F-102

15.	We note in your disclosure in Note 39 that certain of your outstanding stock options have exercise prices that were lower than the market value of your Ordinary Shares as of the end of each fiscal year. Tell us how you considered these stock options in your calculation of diluted EPS.

Response:

“IAS 33 – Earnings per Share” requires the effect of options to be included in diluted earnings per share unless anti-dilutive. We calculated the effect of dilutive shares as follows:

  compared average market price of the share for the year to the exercise price of each class of stock options in order to identify the dilutive options;

  assuming that the dilutive options were exercised at the beginning of the year (or at the time of issuance, if later), we calculated the proceeds from such exercise;

  IAS 33 also requires total proceeds to include the unrecognized compensation component. At December 31, 2005, there was no unrecognized compensation component, since all options had vested. At December 31, 2004, the inclusion of such unrecognized future cost increased the number of anti-dilutive shares;

  assuming that these total proceeds were used to purchase common stock at the average market price during the year, we calculated the amount of treasury shares that could have been acquired with the proceeds from the exercise of options;

  the incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) was included in the denominator of the diluted EPS computation.

Based on our calculation, the dilutive effect of such plans was not material (less than €0.001 in both 2005 and 2004) and, therefore, did not affect the Earnings per Share amounts disclosed.

Note 41 – List of Companies of the Telecom Italia Group, page F-132

16.	We note that you have investments in several entities, which you account for by the equity method and in which you have a greater than 50% ownership. Tell us how you determined that the equity method is appropriate for these investments under both IFRS and US GAAP.

Response:

In Note 41 - List of companies of the Telecom Italia Group, the list of companies includes the subsidiaries of our jointly controlled company Sofora Telecomunicaciones S.A. (“Sofora”). Sofora and its subsidiaries were accounted for by using the equity method (for further details about the list of this companies see the table below). The amounts included in the table of Note 41 under the header “% ownership” do not represent the Telecom Italia Group ownership, but they represent the direct ownership by the companies listed under the “Held by” header which are themselves subsidiaries of Sofora.

For future filings, for the purpose of clarity and in order to avoid misunderstandings, we will provide in Note 41- List of companies of the Telecom Italia Group only our jointly controlled company Sofora.

Telecom Italia Group as of December 31, 2005 List of jointly controlled companies accounted for by the equity method

Name	Head office	Currency	Share capital	% ownership	% of voting rights	Held by

CABLE INSIGNIA S.A. (in liquidation)	ASUNCIÓN	PYG	2,600,000,000	75.0000		TELECOM PERSONAL S.A.
(telecommunications services)	(PARAGUAY)

MICRO SISTEMAS S.A.	BUENOS AIRES	ARS	210,000	99.9900		TELECOM ARGENTINA S.A.
(telecommunications services)	(ARGENTINA)			0.0100		PUBLICOM S.A.

NORTEL INVERSORA S.A.	BUENOS AIRES	ARS	78,633,050	51.0400	67.7883	SOFORA TELECOMUNICACIONES SA
(holding company)	(ARGENTINA)

NUCLEO S.A.	ASUNCIÓN	PYG	175,200,000,000	67.5000		TELECOM PERSONAL S.A.
(telecommunications services)	(PARAGUAY)

PUBLICOM S.A.	BUENOS AIRES	ARS	16,000,000	99.9900		TELECOM ARGENTINA S.A.
(telecommunications services)	(ARGENTINA)			0.0100		NORTEL INVERSORA S.A.

SOFORA TELECOMUNICACIONES SA	BUENOS AIRES	ARS	439,702,000	32.5000		TELECOM ITALIA S.p.A.
(holding company)	(ARGENTINA)			17.5000		TELECOM ITALIA INTERNATIONAL N.V.

TELECOM ARGENTINA S.A.	BUENOS AIRES	ARS	984,380,978	54.7364		NORTEL INVERSORA S.A.
(telecommunications services)	(ARGENTINA)

TELECOM ARGENTINA USA INC.	DELAWARE	USD	219,973	100.0000		TELECOM ARGENTINA S.A.
(telecommunications services)	(USA)

TELECOM PERSONAL S.A.	BUENOS AIRES	ARS	310,514,481	99.9923		TELECOM ARGENTINA S.A.
(telecommunications services)	(ARGENTINA)			0.0077		PUBLICOM S.A.

Note 43 – Reconciliation of IFRS As Adopted by the EU to US GAAP, page F-164

2. Purchase Method of Accounting Related to TIM Acquisition in 2005, page F-166

17.	Describe for us in more detail the accounting treatment for the acquisition of the minority interest in TIM in both IFRS and US GAAP. Explain the nature of the differences generated by these accounting methodologies.

Response:

During 2005, we acquired the 44.3% outstanding minority interests in TIM that we did not already own (the “TIM Acquisition”) through a cash tender offer and a subsequent merger.

Under IFRS, we adopted the “Parent entity extension method”, and recognized the entire difference between the total purchase price for the TIM shares and the corresponding portion of TIM shareholders’ equity acquired as goodwill.

The cost of the acquisition of the outstanding minority interest at the date of merger was calculated based on the market value of the newly issued shares at the date of exchange in accordance with IFRS 3.27. For this purpose, the newly issued Telecom Italia shares were valued at the stock exchange price as of June 30, 2005 (€2.595 per each ordinary share and €2.156 per each savings share). The total consideration related to the TIM Acquisition amounted to €19,944 million.

The difference between total cost for the TIM shares and the corresponding portion of TIM shareholders’ equity amounted to €16,654 million (of which €11,804 million from the cash tender offer and €4,850 million from the merger) and was recorded as goodwill.

The acquisition of a minority interest is outside the scope of IFRS 3, since it is not a business combination. Therefore, we applied the requirements of Paragraph 10 of IAS 8, which states that, “In the absence of a standard or an interpretation that specifically applies to a transaction …, management shall use its judgment in developing and applying an accounting policy that results in information that is: (a) relevant …, (b) reliable …”. Thus, we considered the following accounting alternatives:

■	the “Parent entity extension method”: the entire difference between the cost of acquisition and the minority interest acquired is recorded as goodwill;

■	the “Entity concept method”: the entire difference is recorded as an equity transaction;

■	the “Hybrid entity concept parent entity method”: the difference between the cost of the acquisition and the minority interest acquired is treated partly as the acquisition of goodwill, and partly as equity.

As noted above, we have adopted the “Parent entity extension method”, which we believe is preferable, since it provides a better representation of the substance of the transaction (the goodwill being effectively acquired and recorded at fair value). The resulting goodwill is subject to the annual impairment test.

Under US GAAP we applied Paragraphs 11 and 14 of “SFAS 141 – Business Combinations”. The main differences with the IFRS accounting treatment are as follows:

■	the purchase price related to the merger was calculated based on the average of the quoted market prices of the Telecom Italia shares on the date of the announcement of the transaction (December 7, 2004) and two days before and two days after such date, based on “EITF 99-12 – Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination”. This resulted in an increase in the purchase price (and US GAAP equity) compared to IFRS of €884 million;

■	the transaction has been accounted for as a step acquisition (with recognition of the step up/down of the assets and liabilities acquired based on the percentage of fair value acquired).

We estimated the fair value of the intangible assets at the acquisition date and allocated the purchase price accordingly. We have identified the following intangible assets: customer lists of Tim Italia and TIM Brasil, brand name of TIM, distribution network and licenses of Tim Italia.

The total amount of identifiable intangibles at January 31, 2005 and June 30, 2005 was €19 billion. Taking into account the 44.3% minority interest acquired, a total amount of €8.3 billion was recorded under the purchase price allocation. The related deferred tax liability amounts to €3 billion.

With regard to the UMTS license, our estimates of fair value confirmed the net book value at June 30, 2005 recorded in our consolidated IFRS financial statements. Under US GAAP we had capitalized interest on this license up to December 31, 2003, (in January 2004 the UMTS service was launched and the capitalization discontinued), thus we reversed part of the net book value of such capitalized costs, €126 million, to align the carrying value of the license under US GAAP to its fair value, as part of the purchase price allocation process.

The 2005 amortization expense of the intangible assets recognized in connection with the purchase price allocation amounts to €529 million.

When the allocation of purchase price described above was completed, the residual difference of €12 billion between the purchase price for the acquisition of the 44.3% minority interest and the corresponding portion of the fair value of assets acquired and liabilities assumed (and related deferred tax liability) has been allocated to goodwill, with a carrying value which is €4.8 billion lower than the IFRS carrying amount at December 31, 2005.

3. Purchase Method of Accounting for Other Transactions Occurred After the Adoption of IFRS, page F-166

18.	Clarify for us your basis for accounting for the acquisition of the Internet business under the purchase method for US GAAP.

Response:

In 2005, we acquired the Internet Service Provider division (“Tin.it”) and the company which held an interest in the Virgilio Internet portal (“Matrix”) from our majority owned subsidiary Telecom Italia Media (“TI Media”) for a total cash consideration of €950 million.

For US GAAP purposes, we concluded that, as the transaction resulted in the indirect purchase of the minority interests of Tin.it (38.5%) and Matrix (15.5%), we were required to apply the purchase method of accounting. As such, the excess of the purchase price over the share of net assets acquired of Tin.it and Matrix was allocated, among other things, to brand name, customer list and other intangibles for a total amount approximately €285 million and to goodwill for approximately €83 million.

Paragraph D11 of “SFAS 141 – Business Combinations” states that “the term business combination as used in this Statement also excludes transfers of net assets or exchanges of equity interests between entities under common control”. Although these types transfers or exchanges should not be accounted for as a business combination (as that term is defined in SFAS 141), paragraph D13 of SFAS 141 states that “the purchase method of accounting shall be applied if the effect of the transfer or exchange described in paragraph D11 is the acquisition of all or a part of the noncontrolling equity interests in a subsidiary”. In this case the guidance of paragraphs A5 – A7 of SFAS 141 should be applied.

TI Media’s minority shareholders owned a 38.5% interest in TI Media and, accordingly, prior to the transaction they owned a 38.5% interest in the Internet Service Provider Tin. and a 15.5% indirect interest in the Internet Portal Matrix. As a result of the transaction, we effectively acquired the minority shareholders’ non-controlling interest in Tin.it and Matrix. Therefore, we believe that paragraph D13 of SFAS 141 applies and we accounted for the transaction using the purchase method of accounting.

12. Discontinued Operations/Assets Held for Sale, page F-169

19.	Clarify which operations were reclassified in the balance sheet for December 31, 2004 and tell us your basis for reclassifying these assets and liabilities under US GAAP.

According to Paragraph 46 of “SFAS 144 - Accounting for the Impairment or Disposal of Long-Lived Assets” the major classes of assets and liabilities included as part of a disposal group must be disclosed either on the face of the balance sheet or in the notes. Unlike Paragraph 40 of IFRS 5, which prohibits the reclassification or re-presentation of the balance sheets for prior periods, no guidance is contained in SFAS 144 with regard to the presentation in prior periods balance sheets of a disposal group. To the extent that assets and liabilities of a disposal group are also included in prior years for comparative purposes, we believe that they should also be presented separately on the face of the balance sheets, even if they were not classified as “held for sale” in the prior periods, in order to achieve better comparability.

Consequently, the US GAAP balance sheet at December 31, 2004, used for comparative purposes includes in the line items “Total discontinued operations / assets held for sale” and “Total liabilities relating to discontinued operations / assets held for sale” the assets and liabilities of the Finsiel Group (sold in June 2005), Corporacion Digitel (sold in May 2006 and classified as asset held for sale as of December 31, 2005), Entel Chile Group (sold in March 2005), TIM Hellas (sold in June 2005), TIM Perù (sold in August 2005) and Gruppo Buffetti (sold in January 2006 and classified as asset held for sale as of December 31, 2005).

Note 44 – Condensed Consolidated US GAAP Financial Statements, page F-170

Condensed Consolidated Statements of Operations in Accordance with US GAAP for the Years Ended December 31, 2004 and 2005

20.	In future filings, please expand your US GAAP condensed consolidated statement of operations to present your operating expenses by function as required by Rule 5-03 of Regulation S-X.

Response:

As the Staff is aware, US GAAP condensed consolidated financial statements are not required disclosure under Item 18 of an annual report on Form 20-F; however, we have, in the past, included such disclosure in our annual reports on Form 20-F as we consider it to be useful financial information for the reader. Our US GAAP condensed consolidated statement of operations includes operating expenses classified by nature, in compliance with IAS 1 which permitted us to elect this method. Although we understand that Rule 5-03 of Regulation S-X provides for the preparation of operating expenses by function, it would be impracticable for us to present our operating expenses on such basis, as our systems have been designed to comply with the presentation by nature, and do not allow for a different classification of operating expenses.

In light of the above, we respectfully ask permission to continue including a US GAAP condensed statement of operations in our future filings, prepared on the same basis as our previous filings. If this would not be permitted, the only viable solution would then be the deletion of such disclosure from future filings.

*******

     We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact our counsel, Jeffrey M. Oakes, at 011-44-20-7418-1386 (fax: 011-44-20-7710-4886) or Simona Spazzini, at 011-44-20-7418-1328 (fax: 011-44-20-7710 4828). Any further questions or comments should be sent directly to Mr. Oakes and Ms. Spazzini as well as the undersigned.

Very truly yours, /s/ Enrico Parazzini Enrico Parazzini Chief Financial Officer

cc:	Jeffrey M. Oakes Davis Polk & Wardwell

Simona Spazzini Davis Polk & Wardwell

Nadia Locati Reconta Ernst & Young S.p.A.

Margy Coll Reconta Ernst & Young S.p.A.